Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 17, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenna Hough and Lilyanna Peyser

Re:	HomesToLife Ltd
Draft Registration Statement on Form F-1
Submitted May 31, 2024
CIK No. 0002023153

Dear Ms. Hough and Ms. Peyser:

On behalf of our client, HomesToLife Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated June 28, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are filing an amendment No. 1 to DRS via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1 submitted May 31, 2024

Prospectus Cover Page, page 1

1.	Please revise to disclose the basis for your statement that you are one of “the leading home furniture retailers” and the metric by which you have made this determination. Make the same revision in the Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections. Refer to Item 4(B)(7) of Form 20- F.

Response: In response to the Staff’s comments, the Company has included additional disclosure on pages 1, 40 and 51 of the Amendment No. 1.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

July 17, 2024 Page 2

Implications of Being a Controlled Company, page 5

2.	Here and elsewhere as appropriate, please disclose whether you intend to rely on the exemptions to corporate governance requirements as a controlled company.

Response: In response to the Staff’s comments, the Company has included additional disclosure on cover page, pages 5, 24 and 79 of the Amendment No. 1.

Risk Factors, page 7

3.	We note your disclosure on page 48 that your industry is “heavily reliant on consumer spending, housing market conditions, and design trends.” Please provide a risk factor addressing the risk of your reliance on these conditions.

Response: In response to the Staff’s comments, the Company has added a risk factor addressing the risk of its reliance on these conditions on page 10 of the Amendment No. 1.

Use of Proceeds, page 33

4.	We note your disclosure that a portion of the proceeds of this offering will be used to open new stores in Singapore and other Asian countries. Please disclose in which parts of Singapore and other Asian counties you anticipate opening new stores and, if known, describe the assets you intend to acquire and their cost. Refer to Item 3.C of Form 20-F.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 33 of the Amendment No. 1 by adding the part of Singapore and other Asian counties it anticipates opening new stores.

We respectfully advise the Staff that at this time, the Company has not yet identified specific assets or businesses to acquire.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

5.	We note your disclosure on page 33 that a portion of your proceeds will go toward research and development. Please provide a description of your research and development policies for the last three years, if any, as well as disclosure regarding your anticipated research and development efforts. See Item 5(C) of Form 20-F.

Response: We note the Staff’s comment, and respectfully advise the Staff that the Company did not have any research and development policy for the last three years. The Company has also revised the disclosure on page 33 of Amendment No. 1 to remove the research and development from the planned use of proceeds.

July 17, 2024 Page 3

Business, page 51

6.	We note your disclosure on page 60 regarding the terms of the Products Supply Agreement. Also disclose the terms of the Distribution Agreement.

Response: In response to the Staff’s comments, the Company has included additional disclosure on page 60 of the Amendment No. 1.

Management

Compensation of Directors and Officers, page 79

7.	Please update both the Equity Incentive Plan and Incentive Compensation sections to provide this information as of the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comments, the Company has included additional disclosure on page 79 of the Amendment No. 1.

8.	We note your disclosure that you do not maintain any cash incentive programs for directors or officers. We also note that footnote 1 on page 79 discloses that compensation for such directors and officers includes “incentives earned from client referral as stipulated in their employment contracts.” Please reconcile this disclosure.

Response: In response to the Staff’s comments, the Company has corrected the disclosure on page 79 of the Amendment No. 1 by removing the footnote.

Related Party Transactions, page 81

9.	Please provide the required disclosure for the three preceding financial years through the date of the prospectus. See Item 7(B) of Form 20-F.

Response: In response to the Staff’s comments, the Company has added disclosure on page 81 of the Amendment No. 1.

10.	We note your disclosure here and on page 32 regarding legal matters as to Singapore law that are being passed upon for you by Icon Law. Please file a consent of Icon Law. Refer to Securities Act Rule 436

Response: In response to the Staff’s comments, the Company has added on the Exhibits List a consent of Icon Law as Exhibit 23.4 of the registration statement and will file it when the registration statement is publicly filed.

July 17, 2024 Page 4

Combined Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

11.	Please make arrangements with your auditors to provide a dated audit opinion. Refer to Rule 2-02(a)(1) of Regulation S-X.

Response: In response to the Staff’s comments, the Company has added the date to the audit opinion on page F-2 of the Amendment No. 1.

Combined Balance Sheets, page F-3

12.	Please tell us why the title for the amount due from former shareholder line item is appropriate, when you disclose in Note 10 on page F-18 that Golden Hill BVI owes you these amounts. As noted on pages 52 and 53, they appear to continue to be a related party as well as a current shareholder.

Response: In response to the Staff’s comments, the Company has revised the name on page F-18 of the Amendment No. 1 from Golden Hill BVI to New Century International Homes Pte. Ltd., which is a former shareholder of the Company.

Also, tell us in detail and disclose the nature of the transactions in which the temporary advances discussed on page F-18 originated.

Response: In response to the Staff’s comments, the Company disclosed the nature of the transactions in which the temporary advances discussed on page F-18 of the Amendment No. 1 originated.

In addition, disclose if and when these temporary advances were repaid.

Response: In response to the Staff’s comments, the Company has included additional disclosure on when these temporary advances were repaid on page F-18 of the Amendment No. 1 and further disclosed the repayment in subsequent events on page F-20 of the Amendment No. 1.

If these temporary advances have not yet been repaid, please tell us your basis in GAAP for presenting these amounts as assets on your balance sheet, rather than as a deduction from shareholders’ equity. Refer to SAB Topics 4.E and 4.G.

Response: The Company advises the Staff that these temporary advances have been fully repaid.

Combined Statements of Operations, page F-4

13.	Please breakout the material components of other income, net. Refer to Rule 5-03.7 through .9 of Regulation S-X.

Response: The Company noted the Staff’s comment and has broken out the material components of other income, net, and disclosed on page F-4 of the Amendment No. 1.

July 17, 2024 Page 5

General

14.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

15.	You state that certain economic conditions, such as inflation, have impacted your business. Please identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company. If inflation has materially impacted your business, identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comments, the Company has included additional disclosure on page 63 of the Amendment No. 1.

If recent inflationary pressures have materially impacted your operations, revise your risk factors to identify such pressures and how your business has been affected.

Response: While the Company does not believe its business has been materially impacted by inflationary pressures, it has added a risk factor about such possibility on page 19 of the Amendment No. 1.

16.	In an appropriate place, please describe the 2024 Incentive Securities Plan, a form of which is to be filed as Exhibit 99.2.

Response: In response to the Staff’s comments, the Company has included additional disclosure on page 79 of the Amendment No. 1.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin (Sherry) Li
Senior Counsel

cc: Chew Kwang Yong, Chief Financial Officer of HomesToLife Ltd